Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

RECEIVED
2006 SEP 22 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Secrétariat général

06017019

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, September 14th, 2006

Your ref.: File No. 82-5212

SUPPL

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

9/22

PROVIMI
ON TOP OF THE FEED CHAIN

Provimi: 21% net income increase in first half of 2006

Paris/Rotterdam, 12 September 2006

The Provimi Group (listed on Euronext Paris), one of the global leaders in the animal nutrition business, today announces its consolidated results for the first half of 2006:

- **Net income – Group share increased by 21.3%**
- **Profit from operations, before non-recurring items, increased by 14.3%**
- **Strong volume growth in Pet food**
- **Strong growth in developing and emerging countries**
- **Further expansions in North American premix and specialty business adding Euro 80 million to sales annually**

Provimi's CEO Wim Troost commented: "The first six months of 2006 showed a continued positive trend and we delivered on our growth strategy with revenues up 15% compared to the same period in 2005. Profit from operations increased in line with revenues with margins staying stable. The new acquisitions made a good contribution and the improvement in product mix continued."

(in million €)	**30/06/2006**	30/06/2005	**Change**
Revenues	**857.1**	742.4	+15.4%
Profit from operations before non-recurring items	**50.4**	44.1	+ 14.3%
Profit from operations	**49.6**	45.0	+10.2%
Net income, Group share	**25.6**	21.1	+21.3%
Earnings per share	**0.99**	0.81	

Sales increased by 15.4% to EUR 857.1 million with most countries showing sales growth through increased volumes. The net impact of acquisitions and divestments added EUR 30.6 million, whilst more favourable exchange rates contributed EUR 27.4 million. On a like-for-like basis, sales growth was 7.6%.

Profit from operations before non-recurring items increased by 14.3% to EUR 50.4 million. The net impact of acquisitions and divestments contributed EUR 3.3 million. Exchange rates had a positive impact of EUR 1.5 million, while on a like-for-like basis, profit from operations increased by 3.4% over the period.

There was particularly strong momentum in the premix and specialty activities in North America, Netherlands, UK, Brazil, South Africa and Vietnam, as well as in complete feed in Bulgaria and Romania, fish feed in Chile and Pet Food Europe.

In **France**, total sales volume increased in spite of difficult market circumstances. Exports to Latin America and Asia developed favourably, supported by economic growth in these regions and a stronger dollar compared to last year. Profit from operations before non-recurring items decreased by 3.5%.

In **Poland**, the first half of 2006 saw adverse conditions for customers. Provimi maintained its market share, but overall sales reduced due to the indirect impact on the poultry sector of the avian flu scare and the restriction in exports of pork meat due to closed borders with Russia and Ukraine. This pressure from the market reduced operating margins, which was only partly compensated by cost savings from the good progress being made with the merger of our two Polish subsidiaries. As a result profit from operations reduced by Euro 2.9 million compared to last year.

In the **Rest of Europe**, volume showed a healthy growth with a continued strong growth in private label pet food, particularly in Central Europe, The Netherlands and Italy. Profit from operations improved by 47% to Euro 20.2 million, including the contribution from new acquisitions. Results improved noticeably in Pet Food, where new contracts with supermarket chains boosted volume, sales and results. The main European Pet Food activities have been reorganised during the first half of 2006 by the creation of Provimi Pet Food Europe. This will strengthen our capability to support international retailers in their further expansion. In the feed business performance was notably strong in the Netherlands, UK, Romania and Bulgaria.

In **North America**, volume growth, margin improvement and a favourable long term purchase contract all contributed to the significant increase of 46% in profit from operations to Euro 7.3 million, which was further helped by the strengthening of the US dollar. The recent acquisitions, Vita, Virtus Nutrition and Nutrius, in Canada and California will further strengthen Provimi's leading position in the North American premix and specialty market. Together these three new businesses add approximately EUR 80 million to annual sales with operating margins in line with the average margin of the Group.

In the **Rest of the world,** almost all countries reported an excellent improvement with particular strong growth in Brazil, India, Vietnam, South Africa and fish feed in Chile. Profit from operations increased in the first half year of 2006 with 11.3% to EUR 6.9 million.

Net financial costs. Net financial costs remained stable. The improvements made in average working capital levels and the benefits from the amendments made to the group's financing facility in 2005 did more than offset the higher interest costs from the additional debt for the new acquisitions in the second half of 2005.

Effective tax rate improved to 28.4% of pre-tax income (2005: 28.7%) thanks to higher results in lower income tax countries, notably in Central Europe.

Net income – Group share improved to EUR 25.6 million (2005: EUR 21.1 million), a growth of 21.3%.

Net debt decreased to EUR 416.7 million (including put options of EUR 9.4 million) compared to EUR 422.3 million at 31 December 2005, due to working capital management and exchange rate effects (EUR 7.6 million), partially compensated for by the net effect of acquisitions and divestments (EUR 14.1 million).

Segment information by geography

	Revenues			**Profit from operations before non-recurring items**		
(In million €)	**30/06/2006**	30/06/2005	Change	**30/06/2006**	30/06/2005	Change
France	**76.3**	70.9	7.6%	**8.2**	8.5	(3.5)%
Poland	**168.0**	178.2	(5.7)%	**7.8**	10.7	(27.1)%
Rest of Europe	**377.0**	305.4	23.4%	**20.2**	13.7	47.4%
North America	**100.1**	83.1	20.5%	**7.3**	5.0	46.0%
Rest of the world	**135.7**	104.8	29.5%	**6.9**	6.2	11.3%
Total	**857.1**	742.4	15.4%	**50.4**	44.1	14.3%

Outlook 2006

During the second half of the year, the Group will complete the integration of its recent acquisitions. This, together with the joint venture in Fish Feed with AquaChile, will deliver further improvement to the product mix, growth in higher margin segments and deliver synergies. Although, as usual, there remains some uncertainty on the crop prices in Central and Eastern Europe, the Group will continue to be cash generative and will reinvest its free cash flow in accretive acquisitions. The reorganisation within Pet food will start to have its effect during the second half of 2006. The reorganisation of the Group's procurement structure has been completed and negotiation of new contracts with a significantly reduced supplier base is on schedule and will start to meaningfully contribute to results in the coming months.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has annual sales of € 1.6 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04
Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766

This press release, the presentation of the half-year results 2006 together with the Groups' half-year report 2006 will be available on the Group's website: http://www.provimi.com and will also be available upon request at the company's head office.

PROVIMI

ON TOP OF THE FEED CHAIN

More than 15% sales increase in the first half-year 2006

Paris/Rotterdam, 10 August 2006

The Provimi Group (listed on Euronext in Paris), one of the world leaders in the animal nutrition business, today announces its turnover for the first six months of 2006.

Sales increased by 15.4% to EUR 857.1 million. Volumes and sales showed an increase in almost all countries. New acquisitions contributed EUR 30.6 million to sales, while more favourable exchange rates had a positive effect of EUR 27.4 million.
On a like-for-like basis, sales growth was 7.6% over the period.

Revenues (in million €)	**30/06/2006**	30/06/2005	Change
France	**76.3**	70.9	+7.6%
Poland	**168.0**	178.3	-5.8%
Rest of Europe	**377.0**	305.4	+23.5%
North America	**100.1**	83.1	+20.5%
Rest of the world	**135.7**	104.7	+29.6%
Total	**857.1**	742.4	**+15.4%**

In France, total sales volume increased in comparison to last year in spite of difficult market circumstances. Exports to Central America and Asia developed favourably, supported by economic growth in these regions and a stronger US dollar compared to last year.

In Poland, sales were affected by adverse conditions for customers. The avian flu scare affected poultry production and the closure of borders restricted exports of meat and meat products to Russia and Ukraine.

In the Rest of Europe, volume showed a healthy growth, notably in The Netherlands and Romania. Strong growth in private label pet food continued, particularly in Central Europe, where Pet Hungaria that was acquired in 2005 performed in line with expectations.

In North America, both volume and sales increased. In June, the Group strengthened its position in Canada by acquiring the leading premix company Vita, located in Quebec.

In the Rest of the world, almost all countries reported an excellent improvement in volumes and sales. Brazil, Chile, Australia and South Africa showed a particularly strong growth.

Outlook

The Group is positive regarding its results for the first six months of the year, which will be published on 12 September after market closing.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and has annual sales of € 1.6 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04

Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766

This press release can be downloaded from the Group's website: **http://www.provimi.com**